August 31, 2023

United States Securities and Exchange Commission

Washington, D.C. 20549

Via EDGAR CORRESPONDENCE filing

Attention: Amanda Ravitz (Division of Corporation Finance, Disclosure Review Program)

RE: Zumiez Response to Comment Letter dated August 29, 2023

I am writing on behalf of Zumiez Inc. in response to the comment letter from the U.S. Securities and Exchange Commission dated August 29, 2023, related to Zumiez’ Definitive Proxy Statement on Schedule 14A filed on April 21, 2023 File No. 000-5130 (the “Comment Letter”). Zumiez Inc. agrees that it will revise its future proxy disclosures in accordance with the topics addressed in the Comment Letter.

Sincerely,

/s/ Chris K. Visser

Chris K. Visser
Chief Legal Officer & Secretary